FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               February 9, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: February 9, 2006
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





Smith & Nephew - Board Appointments

9 February 2006


Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today that it has made the following board appointments.

At the completion of his second term as Chairman of Smith & Nephew, Dudley Eustace will be retiring at the Company's Annual General Meeting on 27 April 2006. John Buchanan, who was appointed as Deputy Chairman in February 2005, will take over as Chairman with effect from the end of that meeting.

The Board has also promoted David Illingworth to Chief Operating Officer and appointed him as a Director reporting to Chris O'Donnell, Chief Executive. David will take responsibility for leading the forward growth of Smith & Nephew's four business units; Orthopaedic Reconstruction, Orthopaedic Trauma (including Clinical Therapies), Endoscopy and Advanced Wound Management.

Dudley Eustace, Chairman of Smith & Nephew commenting on these appointments said:

"Smith & Nephew is a great business and I have been proud to have been part of it during its major transition from a healthcare conglomerate to a highly focused global medical technology business. The strategic development of the business and its strong financial performance has materially increased shareholder value. I have a high regard for John Buchanan, and have every confidence that under his Chairmanship the Company will continue to develop strongly."

"The appointment of David Illingworth to the post of Chief Operating Officer increases the capacity of the management as the business moves into its next phase of growth. This will enable Chris O'Donnell as Chief Executive to focus more on strategy and business development. I welcome David to the Board and the additional talent and management strength he brings."

There are no details relating to the appointment of David Illingworth that are required to be disclosed pursuant to paragraph 9.6.13 (1-6) of the Listing Rules.


Enquiries


Investors
Sir Christopher O'Donnell                 Tel:     +44 (0) 20 7401 7646
Smith & Nephew
Chief Executive

Investors / Media
Liz Hewitt                                Tel:     +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs


About John Buchanan

John Buchanan was Group Chief Financial Officer and a board member of BP plc for six years retiring in 2002. During his tenure as a board member BP merged with Amoco and acquired Arco and Burmah Castrol. In his BP career he held a number of senior management roles including Chief Operating Officer of BP Chemicals and worked in Switzerland and New Zealand as well as the UK. He was seconded to the UK Cabinet Office in the Central Policy Review Unit in 1976-77 and was a member of the UK Accounting Standards Board from 1997 to 2001. John is a non-executive director of BHP Billiton, AstraZeneca and Vodafone.


About David Illingworth

David Illingworth joined Smith & Nephew as president in May 2002. He has 26 years experience in the medical technology industry of which 15 were with GE Medical. He has worked in the areas of diagnostic imaging, respiratory, and urological products, as well as heading up a technology incubator company. He is a graduate of Texas A&M University and is a member of the Corporate Advisory Council of the American Association of Orthopaedic Surgeons. David was born in Canada and is a naturalised US Citizen.


About Smith & Nephew

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.


Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.